CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Carlos Guzman, Mining Eng., Registered Member of the Chilean Mining Commission, FAusIMM, Principal and Project Director, NCL Ingenieria y Construccion SpA, hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Cerro Moro Project as at December 31, 2013 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

NCL INGENIERIA Y CONSTRUCCION SPA

By:	/s/ Carlos Guzman
Name:	Carlos Guzman, Mining Eng., Registered Member of the Chilean Mining Commission, FAusIMM
Title:	Principal and Project Director

March 28, 2014